

June 15, 2011

Via Email
David L. Gaines
Chief Financial Officer
Park Sterling Corporation
1043 Morehead Street, Suite 201
Charlotte, NC 28204

> **Re: Park Sterling Corporation**
> **Registration Statement on Form S-4**
> **Filed May 9, 2011**
> **File No. 333-174041**

Dear Mr. Gaines:

We have reviewed your registration statement and have the following comments, which supplement our letter dated June 3, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. To the extent any comments are applicable to disclosure in any future filings made under the Exchange Act of 1934, please make conforming changes to that disclosure.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed May 9, 2011

Information about Park Sterling Corporation

Allowance for Loan Losses, page 93

1. We note that in 2010 both gross and net charge-offs exceeded the beginning balance of your allowance for loan losses at the beginning of the fiscal year. Please explain how you concluded that the beginning allowance for loan loss balance was appropriate such that it resulted in your taking a provision exceeding $17 million in 2010. As management replenished the allowance for loan losses during the quarters in 2010, discuss what considerations were given to reassessing the appropriateness of the allowance in previously reported periods, the kind of information management used to determine any adjustments made to each subsequent quarter in which excessive charge-offs were taken

(on a relative basis) and how and why additional provisions had not been made previously. Provide us a complete roll-forward of your allowance for losses for each quarter in 2010. Also, incorporate the activity in your allowance for loan losses through March 31, 2011 into your response. We note that charge-offs in that period approximated 45% of the beginning of the year balance of the allowance for loan losses, which would yield an annualized charge-off rate to the beginning of the year balance of approximately 179%.

Nonperforming Assets, page 95

2. When responding to our comment above on the appropriateness of your allowance for loan losses, please address the increase in non-accrual loans of 1,422% at December 31, 2010 from December 31, 2009 and the decrease in the allowance for loan losses as a percentage of non-accrual loans of 89% over the same period. Further, clarify how these key performance indicators were considered in determining the appropriateness of the allowance for loan losses at December 31, 2010.

Information about Community Capital Corporation

Regulatory Considerations, page 106

3. Please revise to provide an expanded discussion of the actions required by your regulatory agreement discussed on page 106, including a description of the specific matters to be addressed under each area of concern. Also, revise your disclosure to discuss all material actions that management has taken to meet the requirements of the written agreement and provide updated disclosure about any milestones achieved or follow-up actions taken. Revise your disclosure to identify whether management believes that Community Capital is in compliance with the written agreement and/or any follow-up guidance from the Federal Reserve Bank of Richmond and the S.C. Board.

Provision and Allowance for Loan Losses, page 113

4. We note that for 2010 and 2009, both gross and net charge-offs exceeded the beginning balance of your allowance for loan losses at the beginning of the fiscal year. Please explain how you concluded that the respective beginning allowance for loan loss balances were appropriate and how that conclusion resulted in you taking provisions exceeding $18 million in 2010 and $32 million in 2009. As management replenished the allowance for loan losses during these periods, discuss what considerations were given to reassessing the appropriateness of the allowance in previously reported periods, the kind of information management used to determine any adjustments made to subsequent quarters following those periods in which excessive charge-offs were taken (on a relative

basis) and how and why additional provisions had not been made previously. Provide a roll-forward of the allowance for loan losses by quarter from 2008 through 2010 in your response to supplement your description of the underlying events between periods and include a discussion through the first quarter of 2011 in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or Christian Windsor, Special Counsel, at (202) 551-3419 with any other questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief

cc: P. Christian Scheurer, Esq.
       Anne Team Kelly, Esq.
        McGuireWoods LLP